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                         [PLM INTERNATIONAL LETTERHEAD]

                               December 29, 2000

Dear Stockholder:

    We are pleased to inform you that on December 22, 2000, PLM International, Inc. ("PLM") entered into an Agreement and Plan of Merger (the "Merger Agreement") with MILPI Acquisition Corp. ("MILPI"), a Delaware corporation. Under the terms of the Merger Agreement, MILPI is commencing a tender offer to purchase all outstanding shares of PLM common stock at a price of $3.46 per share, in cash, to tendering stockholders. The tender offer is currently scheduled to expire at midnight New York City time, on February 6, 2001. Following the successful completion of the tender offer, MILPI will be merged with and into PLM and all shares of PLM common stock not purchased in the tender offer will be converted into the right to receive $3.46 per share in cash.

    Your Board of Directors has unanimously approved the Merger Agreement, including the tender offer and the merger, and has determined that the terms of the tender offer and the merger are advisable and fair to, and in the best interests of, the stockholders. Accordingly, the Board of Directors recommends that you accept the tender offer and tender your PLM common stock to MILPI pursuant to the tender offer.

    In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9 (in the form filed with the SEC), including, among other things, the written opinion of Imperial Capital to the effect that, as of the date of such opinion, and based upon and subject to the matters set forth therein, the $3.46 per share in cash to be paid in the tender offer and the merger is fair to the PLM stockholders from a financial point of view.

    Also accompanying this letter is a copy of MILPI's offer to purchase and related materials, including a letter of transmittal for use in tendering your shares. These documents set forth the terms and conditions of MILPI's tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

                                          Very truly yours,

                                          /s/ Robert N Tidball

                                          Robert N. Tidball
                                          Chairman of the Board